March 28, 2016

Via Edgar Transmission
David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Re:	Ashford Hospitality Prime, Inc. Soliciting material pursuant to Rule 14a-12 Filed February 18, 2016 File No. 001-35972
Dear Mr. Orlic:
We are writing on behalf of Ashford Hospitality Prime, Inc. (the “Company”), in response to the comment of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated March 11, 2016 (the “Comment Letter”), concerning the above referenced soliciting material filed with the Commission on February 18, 2016 (the “Filing”).
The comment of the Staff is set forth below, followed by the corresponding response.  For ease of reference the heading and numbered paragraph below corresponds to the heading and numbered comment in the Comment Letter.
General
1.
We refer to the response to prior comment 2, which addressed Ashford Prime’s current disclosure that “The calculation of the termination fee has remained unchanged since the time of Ashford Prime’s spinoff from Ashford Hospitality Trust.” We note in this regard the following disclosures made in prior filings:

•
“The termination fee was also amended such that the termination fee the Advisor is entitled to receive under certain circumstances ... is calculated based on the net earnings….” (Form 8-K filed May 14, 2014)

•	“The definition of ‘termination fee’ was amended to be 1.1 times the greater of….” (Form 8-K filed June 12, 2015)

Please advise how the current disclosure reconciles with these prior disclosures. We note the statement in the response that the current disclosure was intended to address only changes to the Company CoC Termination Fee, which “was not changed in any way as a result of the amendments referenced in the May 2014 8-K.” As a preliminary matter, we believe that the current disclosure should make this qualification clear. Additionally, the response does not address the June 2015 amendments, which do appear to have made changes to the calculation of the Company CoC Termination Fee. If so, please advise how Ashford Prime intends to address this in its disclosure.
The Company acknowledges the Staff’s comment.
In the future, the Company will endeavor to make clear if any statements are intended to address only changes to the Company CoC Termination Fee.
The June 10, 2015 amendments to the Company’s advisory agreement made certain changes to the definitions of “Net Earnings,” “earnings multiple” and “simple average of the earnings multiples for the three preceding fiscal years.”  These changes, which were intended to clarify the Company CoC Termination Fee and make such fee easier to calculate, did not materially change the magnitude of the Company CoC Termination Fee.  In the future, the Company will endeavor to clarify that there has been no material change to the magnitude of the Company CoC Termination Fee when making statements regarding such fee.
*        *         *
In connection with this response to the Staff’s comment, the Company acknowledged to me and I therefore acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.
Sincerely,

/s/ Richard M. Brand
Richard M. Brand
cc:	David A. Brooks Chief Operating Officer, General Counsel and Secretary Ashford Hospitality Prime, Inc.

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